

May 11, 2012

Via FAX
Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

    Re: **PetroChina Company Limited**
            Supplemental response received April 13, 2012
            File No. 1-15006

Dear Mr. Jiemin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

1.   One of the items cited in, your response one to our January 19, 2012 letter is the "Development Costs" you incurred through year-end 2010 for development activities in the Changqing Gas Region (Appendix A). You stated that these "Development costs consist of costs of surface infrastructure and development well investment." Please furnish to us the figures for the surface infrastructure development costs that you incurred through year-end 2010 in the Changqing Gas Region and for each of the individual fields Sulige, Yulin and ZiMi.

2.   Rule 4-10(a)(31)(ii) of Regulation S-X states "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been <u>adopted</u> indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." Question 131.04 of the SEC Compliance and Disclosure Interpretations states that <u>adoption</u> of a development plan with respect to undeveloped reserves requires a <u>final investment decision</u>. Please tell us whether you have made a final investment decision to develop all the proved undeveloped reserves that you have attributed to the Changqing Gas Region. Access to C&DI is available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

<u>Closing Comments</u>

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director